NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the press release issued by Fitch Ratings (Fitch) entitled “Fitch Places Philippine Long Distance Telephone on Rating Watch Positive on Acquisition”.	6

Exhibit 1

April 1, 2011

The Philippine Stock Exchange
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) entitled “Fitch Places Philippine Long Distance Telephone on Rating Watch Positive on Acquisition”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

April 1, 2011

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

We submit herewith three (3) copies of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) entitled “Fitch Places Philippine Long Distance Telephone on Rating Watch Positive on Acquisition”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	April 1, 2011

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Fitch Ratings (Fitch) entitled “Fitch Places Philippine Long Distance Telephone on Rating Watch Positive on Acquisition”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: April 1, 2011

Exhibit 1

FitchRatings

FITCH PLACES PHILIPPINE LONG DISTANCE TELEPHONE
ON RATING WATCH POSITIVE ON ACQUISITION

Fitch Ratings-New Delhi/Seoul/Singapore-01 April 2011: Fitch Ratings has today placed Philippine Long Distance Telephone Company’s (PLDT) Long-Term Local-Currency IDR (LT LC IDR) of ‘BBB’ on Rating Watch Positive (RWP). At the same time, Fitch has affirmed PLDT’s Long-Term Foreign-Currency IDR (LT FC IDR), its outstanding global bonds and senior notes at ‘BB+’, and National Long-Term Rating at ‘AAA(phl)’. The Outlook on the LT FC IDR and National Long-Term Rating is Stable.

The RWP reflects the agency’s positive views on PLDT’s potential acquisition of a controlling interest in Digital Telecommunications Philippines, Inc. (Digitel). PLDT announced on 29 March that it has entered into a binding agreement with J G Summit Holdings, Inc (JGS) to acquire a 51.55% stake in Digitel. After the acquisition, the combined entity would be the undisputed market leader by a significant margin, claiming around 70% of wireless subscribers and 66% of wireless revenues in the Philippines (compared to 53% and 58% currently).

The resolution of the Rating Watch will be predicated on the final funding mix for the payout to minority shareholders, terms and conditions of the payout debt (for minority shareholder payment) and finalisation of the transaction following all required approvals. The agency will also take into consideration the financials of the combined entity and its future business plans when resolving the Rating Watch. The LT LC IDR is likely to be upgraded by one notch once the transaction is completed with all necessary approvals, and on the basis that the credit metrics of the combined entity are in line with agency’s expectations. However, in the case of non-approval by the regulator or if Fitch has new reason to believe that telecom regulatory risk in the Philippines is likely to rise, then the Outlook on the LC IDR would be revised back to Stable.

The transaction is expected to be completed by end-June 2011 and is subject to statutory and regulatory approvals. PLDT’s management expects to receive the regulator’s approval despite this transaction resulting in a duopoly market, given their belief that the transaction is not anti-competitive and the industry would soon become a three-player market again with the entry of San Miguel Corporation (SMC). Moreover, management believes that the Philippine telcos are also facing competition from “over-the-top” players like social networking sites which are cannibalising the telcos’ high-margin short messaging services (SMS) revenues.

Post-acquisition, JGS would have a 12.8% stake in the enlarged issued share capital of PLDT. According to the announcement, PLDT expects to fund this acquisition by issuing 27.70 million new shares at PHP2,500 per share, and no debt funding is involved. Fitch notes that this acquisition would trigger a mandatory open offer by PLDT to Digitel’s minority shareholders which hold a total stake of 48.45% (3.1 billion shares). PLDT expects to acquire the same at PHP1.60 per share through either cash or a further issuance of PLDT shares at PHP2,500 per share.

Exhibit 1

The combined entity’s credit metrics are expected to be almost similar to that of PLDT today. Although Fitch expects PLDT’s FFO adjusted net leverage to increase slightly on consolidating Digitel’s estimated debt of PHP25.35bn (USD600m) (as indicated by PLDT’s management) at end-June 2011, and assuming a 50% of debt-funded payment (PHP2.5bn) to minority shareholders, it should remain well below the agency’s negative guidance of 2.0x in view of the largely equity funded acquisition. Moreover, management expects the company’s net debt to EBITDA ratio to remain below 1.0x following the acquisition. Fitch also notes that telecom regulatory risk in the Philippines is relatively lower than most other Asia-pacific countries as evidenced by minimal intervention on tariffs, a low rate of issuing new licenses to create additional competition, and a low frequency of reviewing termination rates.

Philippine telcos are currently challenged by declining average revenue per user, due largely to price-based competition from Digitel which offers unlimited services. Fitch believes that the potential acquisition would address this concern by easing price-based competition and creating a more favourable industry duopoly structure in the short term. Nevertheless, Fitch expects that competition is likely to re-emerge with the entry of SMC and the launch of services on a wider scale. SMC has completed a number of investments over the last two years namely Bell Telecommunication Philippines Inc, Express Telecommunications Company and Liberty Telecoms Holdings INC (Liberty). These companies have spectrum that would allow the launch of voice and data services. Liberty, which is a joint-venture (JV) with Qatar Telecom (Qtel) Q.S.C. (‘A+’/Stable), already offers broadband services in the country and has about 11,000 subscribers to date. SMC has been working with Qtel since December 2008 to develop wireless broadband and mobile communications projects in the Philippines.

Another major concern for the Philippine telcos is the pressure on overall operating margins resulting from the changing revenue mix from high-margin SMS, national long distance (NLD) and international long distance (ILD) revenues to relatively lower-margin fixed and wireless broadband services. Fitch does not expect the potential acquisition to alleviate this concern and accordingly expects the telcos’ overall margins to remain under pressure on this count.

PLDT’s LT LC IDR of ‘BBB’ (which currently exceeds the sovereign Local-Currency rating by two notches) ignores foreign-currency transfer and convertibility risk, and is more reflective of its stand-alone credit profile. The company’s FC IDR remains constrained by the Philippines’ Country Ceiling, which is currently ‘BB+’. The National Rating of ‘AAA(phl)’ incorporates all the above factors and is indicative of PLDT’s relative credit strength among all Philippine companies.

Digitel operates through its Sun Cellular brand and is the third largest Philippine telco with 14 million wireless and 450,000 fixed-line subscribers. It has an estimated 16% subscriber and 8% revenue market share at end-December 2010. For the nine months ending September 2010, Digitel posted revenue of PHP12.1bn and EBITDA of PHP4.2bn with an EBITDA margin of 34.7%.

Exhibit 1

Contacts:

Primary Analyst
Nitin Soni
Analyst
+91 11 4356 7239
Fitch Ratings India Pvt Ltd
414-421, Fourth floor, World Trade Centre
Barakhamba lane, Connaught Place
New Delhi -110 001, India

Secondary Analyst
Matt Jamieson
Senior Director +82 2 3278 8355

Committee Chairperson
Vicky Melbourne
Senior Director
+61 2 8256 0325

Media Relations: Shivani Sundralingam, Singapore, Tel: + 65 6796 7215, Email: shivani.sundralingam@fitchratings.com.

Additional information is available at www.fitchratings.com.

Applicable criteria, ‘Corporate Rating Methodology’, dated 16 August 2010, ‘Cash Flow Measures in Corporate Analysis’, dated 12 October 2005, ‘Rating Global Telecoms Companies-Sector Credit Factors’, dated 16 September 2010, “Rating Corporates Above the Country Ceiling”, dated 5 January 2011, are available at www.fitchratings.com.

Applicable Criteria and Related Research:
Corporate Rating Methodology
http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=546646
Cash Flow Measures in Corporate Analysis
http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=243758
Rating Global Telecoms Companies -Sector Credit Factors
http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=550205
Rating Corporates Above the Country Ceiling
http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=594985

ALL FITCH CREDIT RATINGS ARE SUBJECT TO CERTAIN LIMITATIONS AND DISCLAIMERS. PLEASE READ THESE LIMITATIONS AND DISCLAIMERS BY FOLLOWING THIS LINK:
HTTP://FITCHRATINGS.COM/UNDERSTANDINGCREDITRATINGS. IN ADDITION, RATING DEFINITIONS AND THE TERMS OF USE OF SUCH RATINGS ARE AVAILABLE ON THE AGENCY’S PUBLIC WEBSITE ‘WWW.FITCHRATINGS.COM’. PUBLISHED RATINGS, CRITERIA AND METHODOLOGIES ARE AVAILABLE FROM THIS SITE AT ALL TIMES. FITCH’S CODE OF CONDUCT, CONFIDENTIALITY, CONFLICTS OF INTEREST, AFFILIATE FIREWALL, COMPLIANCE AND OTHER RELEVANT POLICIES AND PROCEDURES ARE ALSO AVAILABLE FROM THE ‘CODE OF CONDUCT’ SECTION OF THIS SITE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : MA. LOURDES C. RAUSA-CHAN Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: April 1, 2011